

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 14, 2007

via U.S. Mail
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re:** **Ridgewood Energy K Fund, LLC**
> **Ridgewood Energy L Fund, LLC**
> **Ridgewood Energy O Fund, LLC**
> **Ridgewood Energy P Fund, LLC**
> **Ridgewood Energy Q Fund, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File Nos. 0-51266, 0-51267, 0-51924, 0-51926, 0-51927 respectively**
> **Ridgewood Energy M Fund, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 11, 2007**
> **File No. 0-51268**

Dear Mr. Gulino:

We have completed our review of your 2006 Form 10-K's, and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief

via facsimile
cc: Frank Lawatsch, Jr.
            (212) 916-2940